October 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Dillon Hagius
Laura Crotty
Gary Newberry
Daniel Gordon

Re:	Cingulate Inc. Amendment No. 1 Registration Statement on Form S-1 Filed September 27, 2021 File No. 333-259408

Ladies and Gentlemen:

On behalf of Cingulate Inc. (the “Company”), we are hereby responding to the letter, dated September 30, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No.1 to Draft Registration Statement on Form S-1, filed on September 27, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing a registration statement (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Stock Dividend, page 6

1.	We note the new disclosure included throughout the prospectus regarding a Stock Dividend payable prior to the effective date of the registration statement. We also note the risk factor on page 56 which states that the company has never declared or paid any dividends on its common stock and currently intends to retain all available funds and any future earnings, if any, to fund the development and expansion of its business, with no plans to pay any cash dividends in the foreseeable future. Please expand your disclosure to quantify the estimated total number of shares payable pursuant to the Stock Dividend, address the dilution effects, if any, and explain the board’s reasoning for declaring the dividend at this time.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure in the Revised Registration Statement.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Shane J. Schaffer, Cingulate Inc.